

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATE FINANCE

December 10, 2018

Michael Barron
Chief Executive Officer
United Rail, Inc.
9480 South Eastern Avenue
Suite 208
Las Vegas, NV 89123

> **Re: United Rail, Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed November 21, 2018**
> **File No. 024-10838**

Dear Mr. Barron:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2018 letter.

Amendment No. 3 to Offering Statement on Form 1-A

General

1. We note your response to our prior comment 1 that the company properly suspended its Section 15(d) reporting obligations. Please provide us with the basis for this conclusion. In that regard, we note that the company stated that it had 345 holders of record as of July 8, 2015. Refer to Section 15(d)(1) of the Exchange Act.

You may contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure